Exhibit 4.15

AMENDED AND RESTATED EMPLOYMENT AGREEMENT

        This AMENDED AND RESTATED EMPLOYMENT AGREEMENT (this “Amended Agreement”), dated as of June 23, 2005, between Orckit Communications Ltd. (the “Company”) and Eric Paneth (the “Office Holder”).

W I T N E S S E T H:

        WHEREAS, the Company and the Office Holder are party to an Employment Agreement dated as December 6, 1993 (as extended from time to time, the “Employment Agreement”);

        WHEREAS, the Employment Agreement provides, among other things, for a bonus for the Office Holder based on specified percentages of the Company’s revenues and pre-tax income, and, based on the Company’s anticipated results of operations for 2005, the bonus based on pre-tax income for 2005 is expected to be significant (viz., $730,000, based on current projections of the Company of pre-tax income of $15,000,000);

        WHEREAS, under the Employment Agreement, the base salary (including employee benefits) of the Office Holder increases by 15% per year, in addition to an adjustment linked to the Israeli consumer price index, which means that the Office Holder’s salary and employee benefits for 2005 would be an amount in NIS equal to approximately $630,000 (based on the exchange rate on March 31, 2005 of NIS 4.361 to one U.S. dollar and the CPI for January 2005);

        WHEREAS, the Company believes that, following many years of operating losses of the Company, the rate of the Office Holder’s bonus based on pre-tax income should be decreased, the Office Holder’s base salary should be decreased to a level that, together with all employee benefits, would aggregate to an amount in NIS equal to $570,000 for 2005 (based on the exchange rate on March 31, 2005 of NIS 4.361 to one U.S. dollar), and the rate of the Office Holder’s annual salary raises should be decreased to 5% per year (plus CPI adjustment from January 2006), and the Office Holder has agreed to such decreases;

        WHEREAS, the Employment Agreement does not require prior notice of termination;

        WHEREAS, the severance provisions in the Employment Agreement are ambiguous;

        WHEREAS, the parties desire to take this opportunity to rectify such provisions; and

        WHEREAS, the Company’s audit committee, board of directors and shareholders have approved the amendments made herein to the Employment Agreement;

        NOW, THEREFORE, the parties hereby agree as follows:

1.	The preamble to this Amended Agreement constitutes a principal and integral part of the Amended Agreement.

2.	The Company shall continue to employ the Office Holder in the position of Chief Executive Officer on a full time basis.

3.	The terms of this Amended Agreement shall be effective as of January 1, 2005 and shall continue for so long as the Office Holder is employed by the Company, unless this Amended Agreement is amended in writing by the parties hereto.

4.	The Office Holder hereby undertakes to fulfil his position faithfully, dutifully and to devote all time required to fulfilling his position in the Company.

5.	The Office Holder undertakes that during the term of his employment and for one year afterwards, he shall not be involved in any way whatsoever, directly and/or indirectly, in any business or employment competing with that of the Company or which would constitute a conflict of interests with his positions as an Office Holder in the Company, provided, however, that in the event that the Office Holder’s employment terminates under circumstances in which the Office Holder would not be entitled to severance pay pursuant to applicable labor laws, the post-employment non-competition period shall be increased to two years in consideration for receiving the Supplemental Amount (as defined in sub-paragraph 7.D below).

6.	The positions of the Office Holder under this Amended Agreement belong to those requiring a special degree of personal trust as such is defined in the Work Hours and Rest Law, 5711 – 1951 and therefore the provisions of this law will not apply to the Office Holder.

7.	The Office Holder’s terms of employment are as follows:

A.	His monthly gross salary shall be NIS 160,215 (hereinafter: the “Monthly Salary”), subject to sub-paragraph E below. The Monthly Salary shall be linked to the consumer price index and shall be updated monthly. Furthermore, the Monthly Salary, as so adjusted to the consumer price index, shall be raised by the rate of 5% at the beginning of each year, commencing January 1, 2006.

B.	The Company shall monthly transfer an amount equal to 13.333% of the Office Holder’s Monthly Salary to a ‘manager’s insurance’ policy for the benefit of the Office Holder, as follows: 8.333% of the Monthly Salary for the accumulation of severance pay compensation (the “Severance Component”); and 5% of the Monthly Salary for a providence fund. In addition, the Company shall pay the cost of disability insurance for the benefit of the Office Holder (the “Disability Insurance”) in an amount not to exceed 2.5% of the Monthly Salary. A further amount at the rate of 5% of the Office Holder’s Monthly Salary shall be deducted from his salary and transferred by the Company to his credit in the ‘manager’s insurance’ account. If any tax applies to the ‘manager’s insurance’ allotments as provided in this sub-paragraph, the Company shall gross it up at its expense.

C.	The Company shall monthly pay an amount equal to 7.5% of the Office Holder’s Monthly Salary to an educational fund (keren hishtalmut). A further amount at the rate of 2.5% of the Office Holder’s Monthly Salary shall be deducted from his salary and transferred by the Company to his credit in the educational fund. If any tax applies to the educational fund allotments as provided in this sub-paragraph, the Company shall gross it up at its expense.

D.	Termination of the employment of the Office Holder by either the Company or the Office Holder shall require six months’ prior written notice, and the Monthly Salary and all benefits shall continue during such six-month period. Upon termination of the Office Holder’s employment with the Company by either the Company or the Office Holder for any reason whatsoever and at any time whatsoever, the Office Holder shall be entitled to receive all amounts accumulated in the said ‘managers’ insurance’ and educational funds provided in sub-paragraphs B and C above. In addition, in the event that the Office Holder’s employment terminates under circumstances in which the Office Holder would be entitled to severance pay pursuant to applicable labor laws, the Severance Component shall be supplemented by the Company in the amount necessary to ensure that the Office Holder receives a severance payment equal to his last Monthly Salary multiplied by the number of years (including a fraction of a year) that the Office Holder worked for the Company (the “Supplemental Amount”). In the event that the Office Holder’s employment terminates under circumstances in which the Office Holder would not be entitled to severance pay pursuant to applicable labor laws, the Company shall pay the Supplemental Amount to the Office Holder in consideration for the extension of the Office Holder’s covenant not to compete with the Company, as set forth in paragraph 5 above. The receipt of the amounts set forth in this sub-paragraph D shall fully exhaust all rights owing to the Office Holder from the Company in connection with the termination of his employment with the Company, other than amounts owing to the Office Holder pursuant to applicable law or pursuant to this Amended Agreement or any other agreements, including without limitation, any indemnification agreement between the Company and the Office Holder.

E.	The Monthly Salary set forth in sub-paragraph A above includes a payment in lieu of a company car. However, the Office Holder shall be entitled to the use of a car with an engine of 1,800 cc. at the expense of the Company. The Company shall also absorb, at its expense, any tax applicable for making the car available to the Office Holder. In the event that the Office Holder exercises his right to receive the said car, his Monthly Salary shall be reduced by NIS 19,225, as adjusted pursuant to sub-paragraph A above from the date of this Amended Agreement. The Office Holder thereafter shall be entitled, at any time, to waive his right to a car, and in such a case such reduction of his Monthly Salary (as adjusted) will be cancelled.

F.	Once a year, upon the signing of the Company’s financial statements for that year, a bonus shall be paid to the Office Holder based on the Company’s financial results for the year referred to by the financial statements, at the following rates:

(1)	0.25% of the Company’s revenues, and a further –

(2)	1.0% of the annual (pre-tax) income of the Company up to an income ceiling of $5,000,000, and a further –

(3)	2.0% of the annual (pre-tax) income of the Company of any income between $5,000,000 and $15,000,000, and a further –

(4)	3.0% of the annual (pre-tax) income of the Company above $15,000,000;

provided, however, that no bonus based on pre-tax income for 2005 shall be paid to the Office Holder except to the extent that the amount of the Company’s pre-tax income exceeds $15,000,000, and then only to the extent of 3.0% of such excess.

G.	The Office Holder shall be entitled to the following for each year of employment:

(1)	To 26 days of vacation which may be accumulated and redeemed at the election of the Office Holder and without any limitation set forth in the Annual Vacation Law, 5711 – 1951, but subject to any limitations imposed by the Company’s audit committee from time to time.

(2)	To 14 days of paid convalescence leave according to the daily rate accepted from time to time for executives in Israel.

(3)	For 18 paid sick leave days pursuant and subject to the provisions of any relevant law.

H.	The Office Holder shall be entitled to continue to enjoy insurance for the contents of his private house granted to him free of charge by the insurance agent insuring the Company, provided that such endorsement does not involve any cost whatsoever on the part of the Company.

I.	The Office Holder shall be entitled to enjoy the accumulation of miles on the frequent flyer program of various airlines which shall be accumulated by the Office Holder during his trips overseas for the Company and he shall be entitled to make use of the benefits given by the airlines due to the accumulation of such for his personal travels.

J.	The Company shall pay the premiums for the medical insurance policies covering the Office Holder and his immediate family, provided that the cost of such policies together with the cost of the Disability Insurance does not exceed 2.5% of the Monthly Salary.

8.	Notwithstanding the foregoing, the total salary and employee benefits of the Office Holder for the year 2005 shall not exceed $570,000 (based on the exchange rate on March 31, 2005 of NIS 4.361 to one U.S. dollar), and the total salary and employee benefits of the Office Holder for 2006 and each subsequent year shall not exceed such amount as adjusted pursuant to paragraph 7.A above (the “Limitation”), provided, however, that adjustments to the Office Holder’s total salary and employee benefits for 2006 and each subsequent year as a result of changes in tax laws (including changes in tax ceilings in respect of the educational fund, manager insurance, car holding and other components), national insurance laws and other applicable laws and regulations from time to time may cause such total to exceed the Limitation (such adjusted amount, the “Adjusted Limitation”). For the avoidance of doubt, the Limitation and the Adjusted Limitation shall not limit any bonuses payable pursuant to sub-paragraph 7F.

9.	For avoidance of doubt, it is understood that the monthly payment to the Office Holder and his benefit accounts shall be made in NIS according to paragraph 7 of this Amended Agreement. The dollar amount of the monthly payments will fluctuate, subject to paragraph 8 above, due to fluctuations in the shekel/dollar exchange rate. The bonus payment under paragraph 7.F above will be paid in NIS according to the shekel/dollar exchange rate at the date of the preparation of the salary, less the amount of the overpayment, if any, of total salary and employee benefits for the applicable year in excess of the Adjusted Limitation, as confirmed by the accounting firm that serves as the Company’s independent auditor (an “Overpayment”). To the extent that the proposed bonus payment is less than the Overpayment, the balance of the Overpayment shall be offset from the next payment(s) made by the Company to the Office Holder.

10.	It is agreed that should the Office Holder decide, at any time, not to take or to exercise any right or benefit under this Amended Agreement, it shall not be construed as constituting a waiver on that right or benefit, and he shall be entitled to exercise such right or benefit at any time and at his election.

In witness whereof the parties have set their hand:

/s/ Izhak Tamir, President —————————————— Orckit Communications Ltd.	/s/ Eric Paneth —————————————— Eric Paneth